AMMOSQUARED

Ammunition ownership for the digital age


WHAT IS
AMMOSQUARED

ammosquared.com Boise ID

Retail Technology Recreation B2C Outdoors

Highlights

Highlights

1. Bootstrapped to over $1M in total revenue (including revenue from our original LLC)
2. Shipped 40+ tons of ammunition to 4,500 customers nationwide.
3. $40K monthly recurring revenue.
4. Strong brand presence. #1 search result on Google for 'ammo subscription'.
5. Validated business model - 4 years in operation.

Our Team



Dan Morton CEO & Co-Founder

Passionate about 2A issues. Bootstrapped AmmoSquared to $1m in total sales over 4 years. MBA. Corporate Marketing for Fortune 100 companies.

There are 94m+ gun owners in America - a third of the population. There has been very little innovation on the digital side of the firearms industry. AMMO² changes that by making ammunition management digital for truly flexible, hassle-free ammunition ownership.



Chris Corriveau CTO & Co-Founder

20-year veteran web and mobile software technologist. Previously technical co-founder of StockTwits a social network for over 2 Million investors and traders. Successfully built, led, and managed multiple engineering teams as CTO.



Clay Knight Head of Design

Co-Founder and Creative lead for multiple startups including RealSavvy, Safarious, and dib creative. Previous companies were acquired by Symantec and Ojo Labs.



Danielle Morton Co-Founder

Customer advocate. Bootstrapped AmmoSquared to $1m in total sales over 4 years.

Ammunition ownership for the digital age.

Our mission is to simplify ammunition ownership for the 94 million+ gun owners in America and make ammo easier to PURCHASE, STORE, EXCHANGE, and RECEIVE.

How It Works

Ammo Budget



The customer sets a budget and selects the calibers and weights they wish to acquire on a regular interval.

1

Ammo Delivery

3

Delivery can be set to automatically ship on pre-determined intervals or at anytime upon request.

2

Ammo Allocation

Ammo is allocated to the customer's inventory and builds up over time. They can make changes and manage everything online.

Customers purchase ammunition via a recurring "drip" purchase plan on a regular schedule (like funding a 401k). That ammunition is securely stored off-site and is managed by the customer online. Stored ammunition can easily be sold or exchanged for new calibers as needed. All ammunition is then deliverable on-demand or via a pre-set schedule.

How We Got Started



The initial spark for AmmoSquared occurred in 2013 when consumers across the country were experiencing mass ammo shortages. At that time, our founder Dan was a regular at the range and experienced first hand the challenges everyone in the market was going through. Finding popular calibers such as 9mm, 5.56, or .22LR was a stroke of luck. Then even when you did find decent ammo during that time, you had to also be willing to pay above-market prices to get it. It wasn't uncommon to see prices double or even triple for some of the harder to find ammunition.

The situation made Dan wonder if there was a service out there that would allow him to build up his ammo inventory a little bit each month, like an ammo 401k. He also thought it would be ideal if it was a service where he could "set it and forget it" to accumulate in the background so he could avoid falling victim to another shortage in the future. Of course, there wasn't a service like that... yet.

With that simple idea, AmmoSquared was born. Over the past 4 years, Dan and his wife Danielle have worked long hours on this labor of love growing the business and testing new ideas to better understand what gun owners want.

Market Validation

Dan and Danielle started with a simple idea, a website, and industrial storage racks from Costco (*ammunition is HEAVY!*). After some tweaks, they had their first customer buying $5 of ammo per month of 45 ACP. That one customer soon became 10. Ten became 100. One hundred eventually became 1,000. Before long AmmoSquared moved from the garage into a small warehouse and Dan quit his corporate job in order to work full-time on growing the company.

Customer Traction



This small, family-run business has **generated over $1m in revenue** with an **average subscription value of $45 per month.** Today revenue comes primarily from ammunition sales but there is an opportunity to add more value to customers through additional products and services.



With a new business concept and limited resources, AmmoSquared's growth hasn't always been the typical "up and to the right". But through it all, we have been diligently working out bugs, testing new ideas, and building the brand. **Growth has averaged 14.1% per month** since our start - all with very little money spent on marketing!

Testimonials

My wife and I love this service. We set our ammo needs in the subscription, and forget it. Ammo arrives when we hit our monthly target. Cannot be easier.

Jim P. - Colorado

I love this company. I set up a small subscription months ago to begin building up ammo for hunting season a few bucks a month and I was not disappointed.

Luke P. - Arkansas

I've been using ammo2 for over a year now and have to say its one of the best ways to get various amounts of ammo with comfort and ease.great prices and customer service....very happy with ammo 2

Matt M. - Kentucky

I love this service. I set and forget and get ammo delivered right to my door! The customer service is fantastic, as well. Couldn't ask for a better subscription box service!

Morgan G. - Texas

I love this Subscription Service I have used it for a couple months now and I thoroughly enjoy it. Good American people just trying to make a business and a name for themselves and I will support them 100%.

Chance C. - North Carolina

The Business Model

Metrics	CURRENT	GOAL (Yr. 3)
Monthly Recurring Revenue	$40,000	$360,000
Monthly Revenue per Account	$45.00	$75.00
Average Lifespan	10 months	16 months
Monthly Churn Rate	1.4%	0.6%
Customer Acquisition Cost	$20.00	$40.00
Gross Profit Margin	18.8%	40%
Lifetime Value	$450	$1,200
LTV:CAC	4.23	12

Our core business is built on a recurring subscription service for the purchase, storage, and delivery of ammunition. We have done initial marketing tests using referral and paid marketing placement and have seen a **14X return on our marketing dollars**. With our updated product, new marketing initiatives, and improved operational efficiencies the business will continue to grow over the next 3-5 years increasing our margins and profits.



Projections

*Disclosure: These are forward looking projections and cannot be guaranteed. This is based on reducing churn, increasing profit margins, and increasing the customers through marketing.

The 3-year projections are based upon our current metrics and data. To achieve our goals we will increase the customer base by 5 times what it is today. With the product platform investment, we will reduce the customer churn by 0.8% monthly while increasing the average lifespan of a customer by 6 months. With our larger customer base, better product offerings and upsells, our margins will increase. The direct relationships with ammo manufacturers will also add to our increase in margin and projected revenue and gross profit.

Our planned future business platform will allow us to expand our current ammunition subscription model with an online **ammunition exchange** where customers will not only be able to purchase, but also easily sell back, and exchange ammunition. For this service, we will collect **transaction fees** for the sale or exchange of ammunition. With this ammo exchange in place, customers will be able to benefit from rapidly changing marketplace conditions and have the ability to quickly and easily purchase, hold, or sell ammunition online with or without ever taking delivery. **This digital ammunition exchange will be a first in the industry!**

Our Vision

> ***Every gun owner in America should have two forms of ammunition: physical that they store in their house and take to the range, and digital which is accumulating in the background, easily exchangeable, and deliverable on demand***



HISTORY
VAULTS
NOW
NEXT
Your next box ships Dec 27
Every 2 months Edit
9mm Self Defence
Qty 300
$0.20/rnd
.357 Service Grade
Qty 100
$0.42/rnd
.22 Service Grade
3 ITEMS IN YOUR NEXT BOX
You're getting free shipping!
Toss in More
Shipping Information
Shipping address on file
Edit
Billing Information
Payment method on file
Edit

The Team

In order to truly realize the potential of the business and create an amazing experience for customers, Dan and Danielle have brought on two new co-founders with experience in growing, creating products used by millions, and scaling businesses: **Chris Corriveau** as CTO and **Clay Knight** as Head of Design.



Dan & Danielle Morton
Initial Founders
Bootstrapped company to $1m in total sales over 4 years.
Chris Corriveau
Technology & Product
Cisco, StockTwits, RealSavvy
Clay Knight
Design & Product
WholeSecurity, dib Creative, RealSavvy

Our new founding team will take the company to the next level focusing on adding features to the existing platform then building out the digital ammunition exchange capability where ammunition can be purchased, managed, exchanged, sold, gifted, and delivered with a few clicks or swipes.

The Opportunity



Consumer Market
Americans love their firearms! Sales of ammunition make up 30% of the $13.3b domestic small arms market (~$4b). Industry growth is expected to increase 3.5% per year through 2022.
$13+ billion
Total Addressable Market
30.1%
AMMO
69.9%
SMALL ARMS
$4 Billion
$9.3 Billion
94 million
Est. Households w/ Firearms
600 million
Est. Firearms in the US.
Market concentration is low, 6 of the largest firms make up only 50% market share

At AmmoSquared, we are creating a digital revolution for ammunition and unlocking *greater convenience* for the 95 million gun owners in America. Currently, ammunition sales alone make up over **$4 Billion per year** (*data from ATF excise tax in 2017*) which is 30% of the overall 13.3b small arms market in the US.

The firearms industry is primarily made up of private companies and a handful of publicly-traded companies, so the opportunity to invest in this industry is limited.

While the firearms industry sees many new product launches each year, digital innovation has thus far been lacking. We believe AmmoSquared is the first innovation in the history of ammunition that truly brings ammunition into the digital age.

Join Us

We're looking for investors large and small, customers and supporters alike who believe in our mission and vision of simplifying ammunition ownership. It has always been our approach to involve the entire AmmoSquared (and 2A) community. Now is your shot!

If you believe in our vision of changing the way people buy ammunition then join us for the next part of this incredible journey!

Don't forget to hit the "REMIND ME" button above to get future updates...

Downloads

AmmoSquared Investment Deck.pdf